CupCrew apparel

Fashion-Forward Fitness

Problem

Traditional fitness trackers are heavy and bulky.

Fitness trackers are inconvenient and uncomfortable to wear.



Solution

CupCrew apparel

By integrating wearable technology into their clothing logo, CupCrew plans to eliminate the need for additional accessories, making it easy for customers to seamlessly incorporate fitness technology into their daily routine.

Fitness tracker incorporated into CupCrew logo

Logo to be designed with an embedded sensor that can collect data about the wearer's health & wellness

Market Opportunity

“The Global Wearable Fitness Tracker Market Size Was Valued At $45 Billion In 2021.”

Projected to reach $192 billion by 2030

CAGR of 17.5% (2022-2030)

Source: straitsresearch.com



Business Model



Sell products in CupCrew online store

Collaborate with event sponsors to offer VIP access to CupCrew users

Partner with select retailers to sell in-store

Team



Paul Gendrolis

Manager

Entrepreneur

Angel Investor



Vamsi Krishna

Technology

Senior Software Engineer

MARVIS IT SERVICES